

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 31, 2006

Mr. W. Kirk Bosché
Chief Financial Officer
Foothills Resources, Inc.
4540 California Avenue, Suite 550
Bakersfield, CA 93309

> **Re:** **Foothills Resources, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
> **Filed March 15, 2006**
> **Form 8-K**
> **Filed April 6, 2006**
> **Form 8-K/A and Response Letter dated July 12, 2006**
> **Filed July 12, 2006**
> **File No. 001-31547**

Dear Mr. Bosché:

We have reviewed your response letter and filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1.   Please provide the representations regarding the accuracy and adequacy of your disclosures requested at the end of this letter.

Amendment No. 1 to Form 8-K Filed April 6, 2006

Explanatory Note, page 2

2.   Please remove the reference to the SEC staff and comments that you received, presently appearing in your explanatory note regarding the purpose of your amendment. Your explanation should focus on the significant changes you have

made, which your management has determined are necessary to comply with
disclosure requirements.

Financial Statements, page F-1

Independent Auditor's Report, page F-2

3.   Please ask your auditor to revise their report to include the entire name of the
        Public Company Accounting Oversight Board when referring to the PCAOB's
        auditing standards.

Pro Forma Financial Statements as of December 31, 2005, page F-10

4.   In your response to prior comment 4, you explain that you removed the disclosure
        which indicated the merger would be treated as a recapitalization. However, as
        your transaction encompassed a public shell company issuing securities to acquire
        a private operating company, resulting in the owners and management of the
        private operating company obtaining effective control of the combined company
        and shareholders of the former public shell company continuing only as passive
        investors, it should be characterized as a capital transaction, rather than a business
        combination. As such, it appears you will need to revise your disclosures and
        characterize the transaction as a recapitalization.

Pro Forma Consolidated Statement of Operations, page F-12

5.   In your response to prior comment 5, you explain that the pro forma adjustments
        offset most of the historical amounts of Foothills, because of the split-off
        agreement in which all of the pre-merger assets and liabilities of Foothills were
        conveyed to its subsidiary, Foothills Leaseco Inc. Foothills Leaseco Inc. was then
        subsequently transferred to the prior controlling shareholder of Foothills. After
        further review of your document, we note that you describe the Split-Off
        Agreement on page 4; however, your disclosure does not appear to address that
        all of the pre-merger assets, liabilities and related operations were transferred to
        the prior controlling shareholder. Please revise your disclosures, including your
        notes to the pro forma consolidated balance sheet and statement of operations, to
        more clearly communicate what occurred with the pre-merger assets, liabilities
        and operations, in conjunction with the Split-Off Agreement.

6.   You explain that the pro forma adjustments related to the statement of operations
        offset most of the historical amounts of Foothills. The term offset seems to imply

the adjustments were made to remove or reduce the historical amounts presented for Foothills. Please tell us how the pro forma adjustments offset the Foothills' historical amounts, when each of the historical amounts presented in the table is $0.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark A. Wojciechowski at (202) 551-3759 or, in his absence, Donald Delaney at (202) 551-3863 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief